[LETTERHEAD OF SIDLEY AUSTIN LLP]
February 26, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	BlackRock Index Equity Portfolio (Securities Act File No. 33-26306; Investment Company Act File No. 811-05742) Post-Effective Amendment No. 129
Ladies and Gentlemen:
     On behalf of BlackRock Index Equity Portfolio (the “Fund”), one portfolio of the BlackRock FundsSM, I hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 129 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”).
     The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act in order to bring the Fund’s prospectuses into compliance with the requirements of amended Form N-1A.
     On or around April 30, 2010, the Fund will file a subsequent post-effective amendment pursuant to Rule 485(b) that will bring the Fund’s financial statements and other information up to date under Section 10(a)(3) of the 1933 Act.
     Should members of the Staff have any questions or comments concerning the Amendment, they should call the undersigned at (212) 839-5583.

Very truly yours,
/s/ Ellen W. Harris
Ellen W. Harris

Enclosures

cc:	Edward Baer Denis Molleur Frank P. Bruno John A. MacKinnon
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